DORIAN LPG LTD.

27 Signal Road
Stamford, Connecticut 06902
(203) 674-9695

May 6, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-7010

Attention:                 Loan Lauren P. Nguyen

Special Counsel

Re:                                                     Dorian LPG Ltd.

Registration Statement on Form F-4 (File No. 333-194598)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 14, 2014, as amended, be accelerated so that it will be made effective at 4:00 p.m. Eastern Daylight Time on May 8, 2014, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Yours faithfully,

DORIAN LPG LTD.

By:	/s/ Theodore Young
Name:	Theodore Young
Title:	Chief Financial Officer